William P. O”Neill	555 Eleventh Street, N.W., Suite 1000
(202) 637-2275	Washington, D.C. 20004-1304
william.o’neill@lw.com	Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com

FIRM / AFFILIATE OFFICES
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Re:                             K12 Inc.
Form 10-K for the Fiscal Year Ended June 30, 2014
Filed August 15, 2014
Response dated February 6, 2015
File No. 001-33883

Dear Mr. Spirgel:

On behalf of our client, K12 Inc. (the “Company,” “we,” “us” or “our”), this letter sets forth the Company’s response to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 25, 2015, with respect to the above-referenced annual report on Form 10-K (the “Form 10-K”).  The Staff’s comment is set forth below followed by the Company’s response to the comment. Previously, the Company received comments from the Staff by letter dated January 23, 2015, and the Company responded by letter dated February 6, 2015.

Comment
Form 10-K, Comparison of Years Ended June 30, 2014 and 2013, page 74

1.                                      We note that in response to comment 3, you attribute the overall decline in enrollment growth rate in 2014 to operational issues in processing applications. In your future MD&A discussions, please describe in sufficient detail any issues impacting the growth in enrollment similar to the events and circumstances explained in your response to comment 3. Please note in this disclosure any issues, such as the imposition of an enrollment cap in Tennessee or the transition of certain schools (i.e., Colorado, Kansas, and Hawaii) from managed to non-managed programs that may impact the future trend in enrollment growth, revenues and operating income.

Response

We will include in future MD&A discussions a description of factors impacting enrollment growth, such as the imposition of an enrollment cap or the transition from managed to non-managed schools where material. We also will discuss identifiable trends that may impact enrollment growth, revenues and operating income.

In connection with the Company’s response to this comment the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

•                                          the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                                          the Company may not assert the Staff’s comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

*                                         *                                         *                                         *                                         *

Please feel free to contact me at (202) 637-2275 or Howard D. Polsky, General Counsel and Secretary of K12 Inc., at (703) 483-7158 if you have any questions regarding our response above.

Very truly yours,

William P. O’Neill
of Latham & Watkins LLP

cc:                                Robert S. Littlepage, Accounting Branch Chief

Kathryn Jacobson, Senior Staff Accountant

Ivette Leon, Assistant Chief Accountant

Howard D. Polsky